

Mail Stop 3030

January 17, 2018

Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

> **Re:** **CollPlant Holdings Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 27, 2017**
> **File No. 333-214188**

Dear Mr. Tal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Alpha Financing, page 7

1.   We note your disclosure on page 9 that the Alpha Purchase Agreement may be terminated by the purchasers or by you partially with respect to the second closing if the second closing has not occurred on or before December 31, 2017 and partially with respect to the third closing if the third closing does not occur on or before April 30, 2018. Since your disclosure indicates that the second and third closings have not occurred, and the selling shareholder may partially terminate the second closing at this time, it appears that some of the shares, including the shares underlying the debenture and the warrant to be issued in the second and third closings, being registered for resale have not been issued to the selling shareholders prior to the filing of the amendment to your registration statement that registered the resale of the shares. Provide us with an analysis as to why you believe that the selling shareholder is irrevocably bound to purchase, and is at market risk for, all of the shares being registered for resale.

Please note that if the selling shareholder was not irrevocably bound to purchase the ordinary shares and at market risk with respect to those shares at the time you filed the amendment registering the resale, the private placement of those shares has not been completed, and you will not be able to register the resale with respect to those shares. In that event, you will have to remove those shares from this registration statement and, if desired, file a new registration statement to register those shares no sooner than the date that the selling shareholder becomes irrevocably bound to purchase and is at market risk with respect to those shares.

Also, if the transactions involving the issuance of the securities overlying the ordinary shares do not meet the conditions under which you may file a registration statement for resale of the privately placed securities before their actual issuance, the selling shareholder should be clearly identified as "underwriter."

For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

The proposed financing with Alpha, Meitav Dash…., page 22

2.   We note your disclosure the Israel Securities Authority informed you that the Meitav Dash and Ami Sagi financings should be submitted for approval at a general meeting of shareholders as required by Section 270(5) of the Companies Law. Revise your disclosure to indicate if you will submit those financings for shareholder approval and disclose any regulatory, liquidity or other risks if you do not intend to seek such approval or do not receive such approval.

Management, page 120

3.   We note you have added a director nominee. Provide any consent required by Securities Act Rule 438.

Principal Shareholders, page 151

4.   We note your disclosure that you completed the first closing under the Alpha Purchase Agreement on October 26, 2017 which resulted in the issuance to Alpha of an aggregate of 7,280,000 ordinary shares and a debenture that is currently convertible into 16,021,371 ordinary shares. Provide us analysis as to why Alpha Capital Anstalt is not identified as a beneficial owner of more than 5% of your outstanding shares or revise your disclosure as appropriate.

You may contact Kristin Lochhead at (202) 551- 3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gary M. Emmanuel, Esq.
      McDermott Will & Emery LLP